SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Sonosight, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   00083568G1
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                                 (CUSIP Number)

                                December 14, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00083586G1                                         Page  of  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Ranjan Tandon

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:


    (6) Shared voting power:
        227,400

    (7) Sole dispositive power:


    (8) Shared dispositive power:
        227,400

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(9) Aggregate amount beneficially owned by each reporting person.

     227,400
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     4.62%
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(12) Type of reporting person (see instructions).

     IN
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

CUSIP No. 00083586G1                                         Page  of  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Libra Advisors, LLC

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:


    (6) Shared voting power:
        227,400

    (7) Sole dispositive power:


    (8) Shared dispositive power:
        227,400

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(9) Aggregate amount beneficially owned by each reporting person.

     227,400
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     4.62%
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(12) Type of reporting person (see instructions).

     OO
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


Item 1. (a) Name of Issuer:

            Sonosight Inc.

        (b) Address of Issuer's Principal Executive Offices:

            19015 North Creek Parkway
            Bothell, WA 98011

Item 2. (a)(b)(c)Name of Person Filing; Address of Principal Business Office or, if none Residence; Citizenship:

            This Schedule 13G is being filed jointly by Libra Advisors, LLC, a New York limited liability company ("Advisors") and Ranjan Tandon, a United States citizen ("R. Tandon") (collectively, the "Reporting Persons"). R. Tandon is the sole voting member and manager of Advisors. Advisors is the General Partner of a limited partnership and the Investment Adviser to an offshore fund. The business address of each Reporting Person is 277 Park Avenue, 26th Floor, New York, New York, 10172.

        (d) Title of Class of Securities:

            Common Stock

        (e) CUSIP Number:

            00083568G1

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

        (a) |_| Broker or Dealer registered under Section 15 of the Act
        (b) |_| Bank as defined in section 3(a)(6) of the Act
        (c) |_| Insurance Company as defined in section 3(a)(19) of the Act
        (d) |_| Investment Company registered under section 8 of the Ivestment Company Act of 1940
        (e) |_| An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
        (f) |_| An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
        (g) |_| A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G)

        (h) |_| A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
        (i) |_| A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
        (j) |_| Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4. Ownership:

        (a)   Amount Beneficially Owned: 227,400*

        (b)   Percent of Class: 4.62%

        (c)   Number of Shares as to which such person has:

                (i)     sole power to vote or direct the vote - 0

                (ii)    shared power to vote or direct the vote - 227,400*

                (iii)   sole power to dispose or direct the disposition of - 0

                (iv) shared power to dispose or direct the disposition of - 227,400*

        *See Attachment A

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

        N/A

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          LIBRA ADVISORS, LLC


                                          By:/s/ Ranjan Tandon
                                             -----------------------------------
                                          Name: Ranjan Tandon
                                          Title: Manager


                                          By:/s/ Ranjan Tandon
                                             -----------------------------------
                                                RANJAN TANDON

Dated: March 9, 1999

                                  ATTACHMENT A

            As of December 14, 1998, Advisors is the beneficial owner of 227,400 shares of Common Stock, for a total beneficial ownership of 4.62% of the outstanding shares of Common Stock. Advisors, as Investment Advisor to an offshore fund that as of December 14, 1998 owns 41,000 (.8%) shares of Common Stock, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of those shares. As the General Partner of a limited liability partnership that owns 186,400 (3.78%) shares of Common Stock, Advisors has the power to vote and to direct the voting of and the power to dispose and direct the disposition of those shares. In addition, as the sole voting member and manager of Advisors, R. Tandon may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 227,400 shares of Common Stock owned by Advisors or 4.62% of the outstanding shares of Common Stock. This represents a drop from June 19, 1998, at which time Advisors held a total beneficial ownership of, and, along with R. Tandon, had the power to vote and to direct the voting of and the power to dispose and direct the disposition of, 5.1% (249,600 shares) of Common Stock.

                           AGREEMENT OF JOINT FILING

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Sonosight Inc., and that this Agreement be included as an attachment to such filing.

            This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 9th day of March, 1999.

                                          By: LIBRA ADVISORS, LLC


                                          By:/s/ Ranjan Tandon
                                             -----------------------------------
                                          Name:  Ranjan Tandon
                                          Title: Manager


                                          By:/s/ Ranjan Tandon
                                             -----------------------------------
                                                 RANJAN TANDON